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                                                              Exhibit (a)(1)(G)
   This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated February 22, 2002, and the related
Letter of Transmittal (and any amendments or supplements thereto), and is being made to all holders of Shares. Purchaser (as defined below) is not aware of any state where the making of the Offer is prohibited by administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares pursuant thereto, Purchaser will make a good faith effort to comply with such statute or seek to have such statute declared inapplicable to the Offer. If, after such good faith effort, Purchaser cannot comply with such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) holders of Shares in such state. In any jurisdiction where the securities, "blue sky" or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by U.S. Bancorp Piper Jaffray Inc. (the "Dealer Manager"), or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

                     Notice of Offer to Purchase for Cash

                    All Outstanding Shares of Common Stock
          (Including the Associated Preferred Stock Purchase Rights)

                                      of

                          ORATEC Interventions, Inc.

                                      at

                               $12.50 per share

                                      by

                              Orchid Merger Corp.

                         a wholly owned subsidiary of

                             Smith & Nephew, Inc.

                                      and

                    an indirect wholly owned subsidiary of

                              Smith & Nephew plc

   Orchid Merger Corp., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Smith & Nephew, Inc., a Delaware corporation ("Smith & Nephew"), and an indirect wholly owned subsidiary of Smith & Nephew plc, a corporation organized under the laws of England and Wales, is offering to purchase all of the outstanding shares of common stock, par value $.001 per share, of ORATEC Interventions, Inc., a Delaware corporation ("ORATEC"), including the associated preferred stock purchase rights issued pursuant to the Preferred Shares Rights Agreement dated as of November 28, 2000, as amended, between ORATEC and American Stock Transfer & Trust Company, as rights agent (collectively, the "Shares"), for $12.50 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 22, 2002 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer").

 THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY
       TIME, ON THURSDAY, MARCH 21, 2002, UNLESS THE OFFER IS EXTENDED.

   The Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn prior to the expiration of the Offer such number of Shares that would constitute at least a majority of the Shares that in the aggregate are outstanding determined on a fully diluted basis (assuming the exercise of all options to purchase Shares, and the conversion or exchange of all securities convertible or exchangeable into Shares, outstanding at the expiration date of the Offer), (ii) any waiting period under the HSR Act (as defined in the Offer to Purchase) applicable to the purchase of Shares pursuant to the Offer having expired or having been terminated prior to the expiration of the Offer, and (iii) the satisfaction of certain other terms and conditions.

   The Offer is being made pursuant to an Agreement and Plan of Merger dated as of February 13, 2002 (the "Merger Agreement") among Smith & Nephew, Purchaser and ORATEC. The Merger Agreement provides that following satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with relevant provisions of the General Corporation Law of the State of Delaware, as amended (the "DGCL"), Purchaser will be merged with and into ORATEC (the "Merger"). At the effective time of the Merger (the "Effective Time"), each Share issued and outstanding immediately prior to the Effective Time (other than Shares held in the treasury of ORATEC, Shares owned by Smith & Nephew or any wholly owned subsidiary of Smith & Nephew, and Shares held by stockholders, if any, who are entitled to and properly exercise appraisal rights under the
DGCL) will be converted into the right to receive $12.50 in cash, without interest.

   In connection with the Merger Agreement, Smith & Nephew and Purchaser entered into Stockholder Agreements, each dated as of February 13, 2002 (the "Stockholder Agreements"), with certain stockholders of ORATEC (including directors and officers of ORATEC) who together beneficially own approximately 13.99% of the Shares outstanding as of February 8, 2002. Pursuant to the Stockholder Agreements, such directors and officers have agreed, among other things, to tender all of their Shares pursuant to the Offer.

   THE BOARD OF DIRECTORS OF ORATEC HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT, THE OFFER AND THE MERGER, HAS DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, ORATEC'S STOCKHOLDERS, AND UNANIMOUSLY RECOMMENDS THAT ORATEC'S STOCKHOLDERS ACCEPT THE OFFER AND TENDER ALL THEIR SHARES PURSUANT TO THE OFFER.

   For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not withdrawn, if and when Purchaser gives oral or written notice to American Stock Transfer & Trust Company (the "Depositary") of Purchaser's acceptance of such Shares for payment. In all cases, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price with the Depositary, which shall act as agent for tendering stockholders for the purpose of receiving payment from Purchaser and transmitting payment to the tendering stockholders. Payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for such Shares or timely confirmation of a book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) pursuant to the procedures set forth in the Offer to Purchase, (ii) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), with any required signature guarantees, or, in the case of a book-entry transfer, an Agent's Message (as defined in the Offer to Purchase) and (iii) any other documents required by the Letter of Transmittal.

   Purchaser expressly reserves the right, in its sole discretion (subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the Securities and Exchange Commission ("SEC")), at any time and from time to time, to extend the period of time during which the Offer is open for any reason, including the failure of any of the conditions specified in
Section 14 of the Offer to Purchase to be satisfied, and thereby delay acceptance for payment of and payment for any Shares. The term "Expiration Date" shall mean 12:00 midnight, New York City time, on Thursday, March 21, 2002 unless Purchaser shall have extended the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire.

                                      2

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   Subject to the limitations set forth in the Offer and the Merger Agreement and the applicable rules and regulations of the SEC, Purchaser reserves the right (but will not be obligated), at any time or from time to time in its sole discretion, to extend the period during which the Offer is open by giving oral or written notice of such extension to the Depositary and by making a public announcement of such extension. There can be no assurance that Purchaser will exercise its right to extend the Offer. In addition, in accordance with the Offer and the Merger Agreement and the applicable rules and regulations of the SEC, Purchaser reserves the right (but will not be obligated) to provide a subsequent offering period of three business days to 20 business days after the expiration of the initial offering period of the Offer and Purchaser's purchase of Shares tendered in the Offer. Any extension of the period during which the Offer is open or extension of a subsequent offering period will be followed, as promptly as practicable, by public announcement thereof, such announcement to be issued not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the rights of a tendering stockholder to withdraw such stockholder's Shares. During a subsequent offering period, stockholders would not be able to withdraw Shares previously tendered in the Offer and stockholders would not be able to withdraw Shares tendered during the subsequent offering period.

   Except as otherwise provided in Section 4 of the Offer to Purchase, tenders of Shares made pursuant to the Offer are irrevocable, except that Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date, and, unless theretofore accepted for payment, may also be withdrawn at any time after April 23, 2002. For a withdrawal to be effective, a written, telegraphic, telex or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder if different from the name of the person who tendered the Shares. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered for the account of an Eligible Institution (as defined in the Offer to Purchase), the signature on the notice of withdrawal must be guaranteed by an Eligible Institution. All questions as to the form and validity (including time of receipt) of a notice of withdrawal will be determined by Purchaser, in its sole discretion, and its determination shall be final and binding on all parties.

   The information required to be disclosed pursuant to Rule 14d-6(d)(1) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

   ORATEC has provided to Purchaser its lists of stockholders and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase, the related Letter of Transmittal and other related materials are being mailed to record holders of Shares and will be mailed to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder lists or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Shares.

   The Offer to Purchase and the related Letter of Transmittal contain important information that should be read before any decision is made with respect to the Offer.

   Any questions or requests for assistance or for copies of the Offer to Purchase and the related Letter of Transmittal and other tender offer materials may be directed to the Information Agent or the Dealer Manager as set forth below, and copies will be furnished promptly at Purchaser's expense. No fees or commissions will be payable to brokers, dealers or other persons, other than the Information Agent, the Dealer Manager and the Depositary, for soliciting tenders of Shares pursuant to the Offer.

                    The Information Agent for the Offer is:

                              MORROW & CO., INC.
                         445 Park Avenue, 5/th Floor /
                              New York, NY 10022
                       E-Mail: ORATEC.info@morrowco.com
                         Call Collect: (212) 754-8000
            Banks and Brokerage Firms, Please Call: (800) 654-2468

                   Stockholders, Please Call: (800) 607-0088

                     The Dealer Manager for the Offer is:

[LOGO] US bancorp
Piper Jaffray (R)
                          800 Nicollet Mall, J1012063
                             Minneapolis, MN 55402
                           (800) 333-6000 ext. 8554

   February 22, 2002

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